SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G

                          Information to be included in
             Statements filed pursuant to Rule 13d-1(b), (c) AND (d)

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                             SMARTIRE SYSTEMS, INC.
                             ----------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                    831913108
                                 --------------
                                 (CUSIP Number)

                               September 24, 2004
             -------------------------------------------------------
             (Date of event which requires filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

                                                                                         Page 2 of 9
------- ----------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        ----------------------------------------------------------------------------------------------
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Crescent International Ltd.
------- ----------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a)  [ ]
                                                                                            (b)  [x]
------- ----------------------------------------------------------------------------------------------
3.      SEC USE ONLY
------- ----------------------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION:
        Bermuda
------- ----------------------------------------------------------------------------------------------
    NUMBER OF SHARES      5.   SOLE VOTING POWER
 BENEFICIALLY OWNED BY         9,322,417
 EACH REPORTING PERSON    ---- -----------------------------------------------------------------------
          WITH            6.   SHARED VOTING POWER None.
                          ---- -----------------------------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER 9,322,417
                          ---- -----------------------------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER None.
------------------------------------------------------------------------------------------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,322,417
-------- ---------------------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                                            [ ]
-------- ---------------------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.29%
-------- ---------------------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON: OO
-------- ---------------------------------------------------------------------------------------------

------- ----------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GreenLight
        (Switzerland) SA
------- ----------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a)  [ ]
                                                                                            (b)  [x]
------- ----------------------------------------------------------------------------------------------
3.      SEC USE ONLY
------- ----------------------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION:
        Switzerland
------- ----------------------------------------------------------------------------------------------
    NUMBER OF SHARES      5.   SOLE VOTING POWER
 BENEFICIALLY OWNED BY         9,322,417
 EACH REPORTING PERSON    ---- -----------------------------------------------------------------------
          WITH            6.   SHARED VOTING POWER None.
------------------------- ---- -----------------------------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER 9,322,417
------------------------- ---- -----------------------------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER None.
------------------------- ---- -----------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,322,417
-------- ---------------------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                                            [ ]
-------- ---------------------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.29%
-------- ---------------------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON: OO
-------- ---------------------------------------------------------------------------------------------

ITEM 1(A).          NAME OF ISSUER.

                    SmarTire Systems, Inc. ("SMTR")

ITEM 1(B).          ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                    150-13151 Vanier Place, Suite 150
                    Richmond, British Columbia
                    Canada V6V 2J1

ITEM 2(A).          NAMES OF PERSON FILING.

                    (i) Crescent International Ltd. ("Crescent") (ii) GreenLight (Switzerland) SA ("GreenLight")

ITEM 2(B).          ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE.

                    AS TO CRESCENT:
                    Clarendon House
                    2 Church Street
                    Hamilton H 11
                    Bermuda

                    AS TO GREENLIGHT:
                    84, av. Louis Casai
                    CH-1216 Cointrin, Geneva
                    Switzerland

ITEM 2(C).          CITIZENSHIP.

                    As to Crescent:     Bermuda
                    As to GreenLight:  Switzerland

ITEM 2(D).          TITLE OF CLASS OF SECURITIES.

                    Common Stock, no par value.

ITEM 2(E).          CUSIP NUMBER.

                    831913108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                    Not applicable.

                                                                     Page 4 of 9
ITEM 4.             OWNERSHIP.

                  The information contained in Items 5 though 11 on the cover pages hereto is incorporated herein by reference. The 9,322,417 shares of Common Stock beneficially owned by Crescent includes (i) 1,794,873 shares of Common Stock issued upon exercise of the Common Stock Purchase Warrant issued to Crescent on May 19, 2003 (the "May Warrant"), (ii) 5,822,999 shares of Common Stock issued upon conversion of the Convertible Debenture issued to Crescent on December 24, 2003 and due on April 1, 2006 (the "Debenture") and (iii) 1,704,545 shares of Common Stock issued upon exercise of the Common Stock Purchase Warrant issued to Crescent on December 24, 2003 (the "December Warrant").

                  Prior to September 24, 2004, pursuant to the terms of the Debenture, the May Warrant and the December Warrant, the aggregate number of shares of Common Stock into which the Debenture was convertible and into which the May Warrant and the December Warrant were exercisable, and of which Crescent has the right to acquire beneficial ownership of, was limited to 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to such issuance.

                  On September 24, 2004, pursuant to the Forbearance and Escrow Agreement, by and between each of SMTR, the purchasers signatory thereto and Feldman Weinstein LLP (the "Forbearance Agreement"), Crescent and SMTR amended the terms of the Debenture, the May Warrant and the December Warrant such that Crescent's beneficial ownership may exceed 4.99% but, in no event, may exceed 9.99%.

                  Based on a representation of SMTR's Chief Financial Officer, as of the date of the Forbearance Agreement, the Company had 148,126,602 shares of Common Stock issued and outstanding.

                  Crescent is a wholly owned subsidiary of IICG (Bahamas) Limited, a Bahamas corporation residing at Norfolk House 10 Deveaux Street, Nassau, Bahamas.

                  GreenLight is a wholly owned subsidiary of Faisal Finance (Luxembourg) SA ("FFL"), a Luxembourg corporation residing at 3, rue Alexandre Fleming L-1525 Luxembourg.

                  GreenLight serves as the investment manager to Crescent, and as such has been granted investment discretion over investments including the Common Stock. As a result of its role as investment manager to Crescent, GreenLight may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of Common Stock held by Crescent. However, GreenLight does not have the right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crescent and disclaims any ownership associated with such rights. Currently, Mel Craw and Maxi Brezzi, in their capacity as managers of GreenLight have delegated authority regarding the portfolio management decisions of Crescent with respect to the SMTR securities owned by Crescent. Neither of such persons has any legal right to maintain such delegated authority. As a result of such delegated authority, Messrs. Craw and Brezzi may be deemed to be the beneficial owners of Common Stock held by Crescent. However, neither of Messrs. Craw or Brezzi has any right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crescent and disclaim beneficial ownership of such shares of Common Stock.

                                                                     Page 5 of 9
                  Accordingly, for the purposes of this Statement:

            (i) Crescent is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, a total of 9,322,417 shares of Common Stock beneficially owned by it.

            (ii) GreenLight is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, a total of 9,322,417 shares of Common Stock beneficially owned by it.

ITEM 5.             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                    Not applicable.

ITEM 6.             OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                    PERSON.
                    Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                    Not applicable.

ITEM 8.             IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
                    Not applicable.

ITEM 9.             NOTICE OF DISSOLUTION OF GROUP.
                    Not applicable.

ITEM 10.            CERTIFICATION.
                    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                                                     Page 6 of 9
                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          Date:  October 18, 2004

                          CRESCENT INTERNATIONAL LTD.

                          By:  GreenLight (Switzerland) SA, as Attorney-in-Fact

                          By:  /s/ Mel Craw
                               ----------------------------------
                               Name: Mel Craw
                               Title: Authorized Signatory

                          By:  /s/ Maxi Brezzi
                               ----------------------------------
                               Name: Maxi Brezzi
                               Title: Authorized Signatory

                          GREENLIGHT (SWITZERLAND) SA

                          By:  /s/ Mel Craw
                               ----------------------------------
                               Name: Mel Craw
                               Title: Managing Director

                          By:  /s/ Maxi Brezzi
                               ----------------------------------
                               Name: Maxi Brezzi
                               Title: Director

                                                                     Page 7 of 9
Exhibit Index

99.1     Agreement of Joint Filing - Filed herewith

99.2     Power of Attorney - Filed herewith